One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

April 14, 2017

VIA EDGAR

Folake Ayoola

Senior Counsel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mailstop 3233

Washington, DC 20549

Re:	FS Credit Real Estate Income Trust, Inc. Registration Statement on Form S-11 Filed February 13, 2017 File No. 333-216037

Dear Ms. Ayoola:

This letter sets forth the responses of our client, FS Credit Real Estate Income Trust, Inc. (the “Issuer”), to the correspondence from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 8, 2017, which provided comments to the Issuer’s above-referenced registration statement on Form S-11 filed on February 13, 2017 (the “Registration Statement”). References to page numbers in the Issuer’s responses are references to page numbers of the Registration Statement.

General

1. Comment: Please tell us whether FS Investments has previously sponsored any real estate related programs.

Response: As disclosed on page 128, FS Investments has not previously sponsored any real estate investment programs.

2. Comment: We note your belief that FS Investments’ active and ongoing participation in the credit markets, combined with the experience and approach of FS Real Estate Advisor’s management team, will allow the Advisor to successfully execute its investment strategy. We also note your discussion of FS Investments’ “best-in-class institutional asset manages.” Please balance these statements with a discussion of any material adverse developments experienced by FS Investments or tells us why you believe such discussion is not appropriate.

Response: The phrase “best-in-class institutional asset managers” is contained in the following sentence that appears on page 12: “In 2007, he co-founded FS Investments with the goal of delivering alternative investment funds, advised by what FS Investments believes to be

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Folake Ayoola

April 14, 2017

best-in-class institutional asset manager to individual investors nationwide.” The Issuer believes that this sentence contains appropriate balancing language because of the use of the words “goal” and “believes,” which show the aspirational nature of the statement. The Issuer does not present the prior performance of programs sponsored by FS Investments, and as a result, does not believe that disclosure of material adverse business developments for FS Investments is appropriate.

3. Comment: We note your response to our prior comment 4. We have referred your response to the Division of Investment Management for further review.

Response: We have been in contact with the Division of Investment Management in response to the comment.

4. Comment: We note your response to our prior comment 5, however, it does not appear that your facts are consistent with those present in the no action letter issued to Blackstone Real Estate Income Trust, Inc. dated September 12, 2016. As one example, we note that, as a daily NAV, your shareholders will not know the price at which their shares will be repurchased within the framework set forth in Blackstone. Please contact the Office of Mergers and Acquisitions for further guidance.

Response: The Issuer is in discussions with the Office of Mergers and Acquisitions on the share repurchase program and has submitted a draft no-action request letter to the office.

Cover page

5. Comment: Please revise throughout to clarify the extent to which you will at a fixed price for a specified period before pricing at daily NAV or otherwise explain how your pricing model complies with Item 501(b)(3) of Regulation S-K.

Response: The Issuer plans to publish on a daily basis its NAV per share for each class of shares upon the effectiveness of its Registration Statement, as amended. There will not be a period where the price per share is set at a fixed price. The Issuer expects that its NAV per share will be approximately $25.00, which is why it has used an estimate of $25.00 per share in the prospectus contained in Amendment No. 1. If, prior to the effectiveness of its Registration Statement, as amended, the Issuer determines that its NAV per share will differ materially from $25.00 per share, the Issuer will communicate this with the Staff.

Questions and Answers About this Offering

How is an investment in shares of your common stock different from traditional non-listed REITs, page 2

6. Comment: We note your response to comment 14. We acknowledge that companies may repurchase increased amounts under recent guidance from the staff in Rich Uncles NNN REIT, Inc. (Dec. 21, 2016) and Blackstone Real Estate Income Trust, Inc. (Sept. 12, 2016). Please tell us the basis for your belief that other NTRs have not modified their repurchase plans to take advantage of this recently expanded guidance.

Response: The Q&A on page 2 distinguishes the Issuer from traditional non-listed REITs. Like the Issuer, Blackstone Real Estate Income Trust, Inc. regularly calculates and

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April 14, 2017

publishes its NAV and has a perpetual life. While Rich Uncles NNN REIT, Inc. calculates its NAV on an annual basis, its tender offer no-action relief from the Commission is based, in part, on the fact that it is intended to be a perpetual-life vehicle with no anticipated liquidity event. Other than Rich Uncles, we are not aware of any other non-listed REITs that determine their NAV annually that have stated their intention to be a perpetual life vehicle and increased their share repurchase plan limitations.

How will you communicate the daily NAV per share, page 5

7. Comment: Please revise to clarify that investors will not know the daily NAV price applicable to their purchase when they submit a purchase request or otherwise clarify the manner in which the price is determined as discussed on page 29.

Response: The Issuer will add the following sentence to the Q&A “What is the per share purchase price” on page 5: “You will not know the purchase price per share when you submit your purchase request.” In addition, the Issuer will revise the first sentence of the Q&A “How will you communicate the daily NAV per share” on page 5 as follows: “From and after the commencement of this offering, as soon as reasonably practicable after the end of each business day, we will post on our website, www.fsinvestments.com, and make available on our toll-free, automated telephone line, [    ], our NAV per share for such day for each outstanding share class.”

Prospectus Summary Structure, Page 17

8. Comment: We note your response to comment 15. Please revise the chart to show the Class S common stock ownership by FS Investments and Rialto, in a manner similar to that shown with respect to the Private Investors.

Response: The Issuer will revise the chart in response to the comment in Pre-Effective Amendment No. 1 to the Registration Statement.

Conflicts Involving Rialto, page 105

9. Comment: We note your disclosure indicating that “[w]ith exception of any entity that Rialto is currently advising, we will solely and exclusively be entitled to all investment opportunities originated or sourced by Rialto in the Primary Assets.” You also state that Rialto manages or advises a number of funds and other vehicles that invest in real estate-related assets and that Rialto’s agreements with those funds and vehicles may prohibit Rialto from presenting those investments to you unless the investment is rejected by the fund or other vehicle. Please revise this discussion to clarify that Rialto has programs that invest primarily in real estate-related debt, as discussed in the Prior Performance section, to provide additional context.

Response: The Issuer will revise the following disclosure on page 105 as marked (new text is underlined) in Pre-Effective Amendment No. 1 to the Registration Statement:

“With the exception of any entity that Rialto is currently advising, we will solely and exclusively be entitled to all investment opportunities originated or sourced by Rialto in the Primary Assets. Rialto manages or advises a number of funds and other vehicles that invest in real estate-related debt and real estate-related assets other than the Primary Assets. ~~Its~~ Rialto’s agreements with some of those

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April 14, 2017

funds or other investment vehicles may prohibit Rialto from presenting those investments to us, unless the investment committee or similar investor group for such fund or other investment vehicle decides that the fund or other investment vehicle should not make all or a portion of such investment. These agreements may prevent Rialto from presenting to our adviser investment opportunities that might be appropriate for us.”

Exhibit 5.1, Draft Legal Opinion

10. Comment: We refer to your sixth assumption, which appears to assume material facts underlying the opinion. Please have counsel revise the legal opinion to clarify that, as of the date of the opinion, you have a sufficient number of authorized Class D Shares, Class I Shares, Class M Shares, and Class T Shares.

Response: In response to the Staff’s comment, the draft legal opinion has been revised and is attached to this letter as Exhibit A.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ ROSEMARIE A. THURSTON

Rosemarie A. Thurston

cc:	Jason W. Goode, Alston & Bird LLP Stephen S. Sypherd, FS Credit Real Estate Income Trust, Inc.

Folake Ayoola

April 14, 2017

Exhibit A

Draft Legal Opinion

[            ], 2017

FS Credit Real Estate Income Trust, Inc.

201 Rouse Boulevard

Philadelphia, PA 19112

Re:	Registration Statement on Form S-11 (File No. 333-216037)

Ladies and Gentlemen:

We have served as Maryland counsel to FS Credit Real Estate Income Trust, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to $2,750,000,000 in shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (the “Common Stock”), consisting of Class D Common Stock (“Class D Shares”), Class I Common Stock (“Class I Shares”), Class M Common Stock (“Class M Shares”) and Class T Common Stock (“Class T Shares”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). $2,500,000,000 in Shares (the “Public Offering Shares”) are issuable in a public offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and $250,000,000 in Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the form of Subscription Agreement attached thereto as Appendix B and the Plan attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

FS Credit Real Estate Income Trust, Inc.

[            ], 2017

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

FS Credit Real Estate Income Trust, Inc.

[            ], 2017

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VI of the Charter.

6. Upon the issuance of any of the Shares, the total number of Class D Shares issued and outstanding will not exceed the total number of Class D Shares that the Company is then authorized to issue under the Charter, the total number of Class I Shares issued and outstanding will not exceed the total number of Class I Shares that the Company is then authorized to issue under the Charter, the total number of Class M Shares issued and outstanding will not exceed the total number of Class M Shares that the Company is then authorized to issue under the Charter and the total number of Class T Shares issued and outstanding will not exceed the total number of Class T Shares that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than 110,000,000 shares of Common Stock, consisting of Class D Shares, Class I Shares, Class M Shares and Class T Shares, available for issuance under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Public Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Public Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

FS Credit Real Estate Income Trust, Inc.

[            ], 2017

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,